Filed pursuant to Rule 424(b)(3)
Registration No. 333-226239

PROSPECTUS SUPPLEMENT NO. 8
(To Prospectus dated August 8, 2018)

INTELLIPHARMACEUTICS INTERNATIONAL INC.

6,858,334 Common Shares

This Prospectus Supplement No. 8 (this “Prospectus Supplement”) amends and supplements our Prospectus dated August 8, 2018, as supplemented by prospectus supplement no. 1, dated August 15, 2018, as supplemented by prospectus supplement no. 2, dated September 11, 2018, as supplemented by prospectus supplement no. 3, dated September 13, 2018, as supplemented by prospectus supplement no. 4, dated October 1, 2018, as supplemented by prospectus supplement no. 5, dated October 5, 2018, as supplemented by prospectus supplement no. 6, dated October 11, 2018, and as supplemented by prospectus supplement no. 7, dated October 15, 2018 (the “Prospectus”), which form a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-226239). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale, from time to time, of up to 6,858,334 common shares by certain of our shareholders identified in the Prospectus.

This Prospectus Supplement includes information from our Report on Form 6-K, which was filed with the Securities and Exchange Commission on October 15, 2018.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously filed, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________

The date of this Prospectus Supplement is October 15, 2018

Intellipharmaceutics
International Inc.

August 31, 2018

Intellipharmaceutics International Inc.
August 31, 2018

Table of contents
Condensed unaudited interim consolidated balance sheets	2
Condensed unaudited interim consolidated statements of operations and comprehensive loss	3
Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)	4
Condensed unaudited interim consolidated statements of cash flows	5
Notes to the condensed unaudited interim consolidated financial statements	6-24

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31,	November 30,
	2018	2017
	$	$
Assets
Current
Cash	57,388	1,897,061
Accounts receivable, net	263,340	689,619
Investment tax credits	771,490	636,489
Prepaid expenses, sundry and other assets	566,638	225,092
Inventory (Note 3)	250,322	115,667
	1,909,178	3,563,928

Deferred offering costs (Note 6)	814,881	565,302
Property and equipment, net (Note 4)	2,909,927	3,267,551
	5,633,986	7,396,781

Liabilities
Current
Accounts payable	5,857,726	2,060,084
Accrued liabilities	741,875	782,369
Employee costs payable	216,926	214,980
Convertible debenture (Note 5)	1,338,975	1,290,465
Deferred revenue (Note 3)	300,000	300,000
	8,455,502	4,647,898

Deferred revenue (Note 3)	2,137,500	2,362,500
	10,593,002	7,010,398

Shareholders' (deficiency)/equity
Capital stock (Note 6,7 and 9)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
4,353,678 common shares	38,697,900	35,290,034
(November 30, 2017 - 3,470,451)
Additional paid-in capital	37,895,090	36,685,387
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(81,836,427)	(71,873,459)
	(4,959,016)	386,383
Contingencies (Note 11)
	5,633,986	7,396,781

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
	$	$	$	$
Revenue
Licensing (Note 3)	320,330	1,114,739	1,062,597	4,201,617
Up-front fees (Note 3)	93,225	75,000	262,443	225,000
	413,555	1,189,739	1,325,040	4,426,617

Cost of good sold
Cost of goods sold	45,299	376,054	111,173	587,426
Gross Margin	368,256	813,685	1,213,867	3,839,191

Expenses
Research and development	3,324,221	2,298,804	7,783,549	7,007,503
Selling, general and administrative	792,379	756,635	2,773,698	2,468,436
Depreciation	155,288	126,316	457,314	331,102
	4,271,888	3,181,755	11,014,561	9,807,041

Loss from operations	(3,903,632)	(2,368,070)	(9,800,694)	(5,967,850)

Net foreign exchange gain (loss)	9,406	(90,875)	17,106	(73,569)
Interest income	8	5	22	15,030
Interest expense	(59,886)	(91,374)	(179,402)	(320,115)
Net loss and comprehensive loss	(3,954,104)	(2,550,314)	(9,962,968)	(6,346,504)

Loss per common share, basic and diluted	(0.91)	(0.83)	(2.49)	(2.09)

Weighted average number of common
shares outstanding, basic and diluted	4,353,678	3,071,378	4,006,582	3,035,906

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' equity (deficiency)
for the nine months ended August 31, 2018 and August 31, 2017
(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
		stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$$	$	$
Balance, November 30, 2016	2,978,999	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264
DSU's to non-management board members (Note 8)	-	-	22,577	-	-	22,577
Stock options to employees (Note 7)	-	-	1,676,974	-	-	1,676,974
Proceeds from ATM financing (Note 6)	105,815	2,495,615	-	-	-	2,495,615
Financing cost for shares issued (Note 6)	-	(314,989)	-	-	-	(314,989)
Issuance of common shares on exercise of warrants (Note 9)	16,801	430,573	(106,315)	-	-	324,258
Common shares issued for options exercised (Note 7)	700	18,935	(6,470)	-	-	12,465
Modification of convertible debenture (Note 5)	-	-	220,569	-	-	220,569
Net loss and comprehensive loss	-	-	-	-	(6,346,504)	(6,346,504)
Balance, August 31, 2017	3,102,315	32,460,925	35,824,406	284,421	(69,362,523)	(792,771)

Balance, November 30, 2017	3,470,451	35,290,034	36,685,387	284,421	(71,873,459)	386,383
DSU's to non-management board members (Note 8)	-	-	7,565	-	-	7,565
Stock options to employees (Note 7)	-	-	120,348	-	-	120,348
Proceeds from issuance of shares and warrants (Note 6)	883,333	4,184,520	1,115,480	-	-	5,300,000
Cost of warrant issued to placement agent (Note 9)	-	(141,284)	141,284	-	-	-
Share issuance cost (Note 6)	-	(635,370)	(174,974)	-	-	(810,344)
Net loss and comprehensive loss	-	-	-	-	(9,962,968)	(9,962,968)
Rounding of fractional shares after consolidation (Note 2)	(106)	-	-	-	-	-
Balance, August 31, 2018	4,353,678	38,697,900	37,895,090	284,421	(81,836,427)	(4,959,016)

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
	$	$	$	$

Net loss	(3,954,104)	(2,550,314)	(9,962,968)	(6,346,504)
Items not affecting cash
Depreciation	155,288	138,401	457,314	343,187
Stock-based compensation (Note 7)	25,542	32,105	120,348	1,676,974
Deferred share units (Note 8)	-	7,222	7,565	22,577
Accreted interest on convertible debenture (Note 5)	16,369	48,675	48,510	192,320
Unrealized foreign exchange loss (gain)	(14,882)	95,834	(11,365)	76,339

Change in non-cash operating assets & liabilities
Accounts receivable	182,558	137,446	426,279	(372,889)
Investment tax credits	(45,000)	(72,627)	(135,001)	17,539
Inventory	(64,804)	305,201	(134,655)	(187,416)
Prepaid expenses, sundry and other assets	(108,178)	296,071	(341,546)	226,194
Accounts payable, accrued liabilities and employee costs payable	2,594,283	282,273	3,329,225	549,240
Deferred revenue (Note 3)	(75,000)	(75,000)	(225,000)	(225,000)
Cash flows used in operating activities	(1,287,928)	(1,354,713)	(6,421,294)	(4,027,439)

Financing activities
Repayment of principal on convertible debenture (Note 5)	-	-	-	(150,000)
Repayment of capital lease obligations	-	(3,787)	-	(14,829)
Proceeds from issuance of common shares on at-the-market financing (Note 6)	-	1,047,143	-	2,495,615
Proceeds from issuance of common shares on exercise of warrants (Note 6 and 9)	-	28,950	-	324,258
Proceeds from issuance of common shares on option exercise (Note 7)	-	-	-	12,465
Proceed from issuance of shares and warrants (Note 6 and 9)	-	-	5,300,000	-
Offering costs	-	(151,972)	(618,689)	(223,640)
Cash flows provided from financing activities	-	920,334	4,681,311	2,443,869

Investing activity
Purchase of property and equipment (Note 4)	(15,358)	(306,083)	(99,690)	(1,825,698)
Cash flows used in investing activities	(15,358)	(306,083)	(99,690)	(1,825,698)

Decrease in cash	(1,303,286)	(740,462)	(1,839,673)	(3,409,268)
Cash, beginning of period	1,360,674	1,475,618	1,897,061	4,144,424
Cash, end of period	57,388	735,156	57,388	735,156

Supplemental cash flow information
Interest paid	12,419	-	92,029	82,398
Taxes paid	-	-	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market (“Nasdaq”).

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost plus payments on sales of resulting products and other incidental services. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $3,954,104 and $9,962,968 for the three and nine months ended August 31, 2018 (three and nine months ended August 31, 2017 – loss of $2,550,314 and $6,346,504), and has an accumulated deficit of $81,836,427 as at August 31, 2018 (November 30, 2017 - $71,873,459). The Company also has a working capital deficiency of $6,546,324 as at August 31, 2018 (November 30, 2017 - $1,083,970). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company may require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets, and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs at all.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.
Basis of presentation

(a)   Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

References in these condensed unaudited interim consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018

In September 2018, the Company announced a one-for-ten share consolidation (the “reverse split”). At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the one-for-10 reverse split. The Company’s common shares began trading on each of the Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol "IPCI" at the market open on September 14, 2018. Under accounting principles generally accepted in the U.S. (“U.S. GAAP”) the change has been disclosed retroactively.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of U.S. GAAP. Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2017.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2017. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented. All such adjustments are normal and recurring in nature.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

2.
Basis of presentation (continued)

            (a)     Basis of consolidation (continued)

All inter-company accounts and transactions have been eliminated on consolidation.

(b)     Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3.
Significant accounting policies

(a)
Revenue recognition

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

The Company accounts for revenue in accordance with the provisions of Accounting Standards Codification (“ASC”) topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company also has a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provides Mallinckrodt an exclusive license to market sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA. Under the

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(a)
Revenue recognition (continued)

Licensing (continued)

terms of this agreement, the Company is responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt.

Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC topic 605. Once product is sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the three and nine months ended August 31, 2018, the Company recognized $75,000 and $225,000 (three and nine months ended August 31, 2017 - $75,000 and $225,000) of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years.

As of August 31, 2018, the Company has recorded a deferred revenue balance of $2,437,500 (November 30, 2017 -$2,662,500) relating to the underlying contracts, of which $300,000 (November 30, 2017 - $300,000) is considered a current portion of deferred revenue.

(b)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(c)
Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets, compared with historical cost and the remaining shelf life of goods on hand. As of August 31, 2018, the Company had inventories of $250,322 (November 30, 2017 - $115,667) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

(d)
Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company’s functional and reporting currency is the U.S. dollar.

(e)
Future accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(e)
Future accounting pronouncements (continued)

operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018 and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company adopted ASU 2016-15 on May 1, 2018. The adoption did not have an impact on the Company’s interim consolidated financial statements for the three and nine months ended August 31, 2018.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation —Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

4.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
	$	$	$	$	$	$	$	$
Cost
Balance at November 30, 2016	295,296	124,151	129,860	3,933,693	1,205,811	276,300	76,458	6,041,569
Additions	235,454	31,908	42,638	1,353,110	235,641	-	-	1,898,751
Balance at November 30, 2017	530,750	156,059	172,498	5,286,803	1,441,452	276,300	76,458	7,940,320
Additions	20,336	-	-	79,354	-	-	-	99,690
Balance at August 31, 2018	551,086	156,059	172,498	5,366,157	1,441,452	276,300	76,458	8,040,010

Accumulated depreciation
Balance at November 30, 2016	238,672	117,506	109,243	2,290,074	1,143,792	179,422	73,222	4,151,931
Depreciation	47,811	13,622	10,747	379,158	49,154	19,376	970	520,838
Balance at November 30, 2017	286,483	131,128	119,990	2,669,232	1,192,946	198,798	74,192	4,672,769
Depreciation	57,334	9,349	7,876	308,494	62,126	11,625	510	457,314
Balance at August 31, 2018	343,817	140,477	127,866	2,977,726	1,255,072	210,423	74,702	5,130,083

Net book value at:
November 30, 2017	244,267	24,931	52,508	2,617,571	248,506	77,502	2,266	3,267,551
August 31, 2018	207,269	15,582	44,632	2,388,431	186,380	65,877	1,756	2,909,927

As at August 31, 2018, there was $595,589 (November 30, 2017 - $728,309) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

5.
Due to releated parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	August 31,	November 30,
	2018	2017
Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, Payable monthly	$1,338,975	$1,290,465

On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture in the original principal amount of $1.5 million (the “Debenture”), which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15% imputed rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in an extinguishment of the original Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the Debenture. In accordance with ASC 470-50-40, the Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the Debenture over the remaining life of the Debenture using a 14.6% imputed rate of interest.

Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 6.6% imputed rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument was accreted over the remaining life of the Debenture using a 4.2% imputed rate of interest.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

5.
Due to releated parties (continued)

Convertible debenture (continued)

Effective December 1, 2016, the maturity date of the Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 26.3% imputed rate of interest.

Effective March 28, 2017, the maturity date of the Debenture was extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15.2% imputed rate of interest.

Effective September 28, 2017, the maturity date of the Debenture was extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 4.9% imputed rate of interest.

Accreted interest expense during the three and nine months ended August 31, 2018 is $16,369 and $48,510 (three and nine months ended August 31, 2017 - $48,675 and $192,320) and has been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the three and nine months ended August 31, 2018 is $40,805 and $121,528 (three and nine months ended August 31, 2017 – $40,805 and $122,168) and has also been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Effective October 1, 2018, the maturity date for the Debenture was extended to April 1, 2019.

6.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at August 31, 2018, the Company had 4,353,678 (November 30, 2017 – 3,470,451) common shares issued and outstanding and no preference shares issued and outstanding. Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 578,131 (November 30, 2017 – 578,131) common shares or approximately 13% (November 30, 2017 – 17%) of IPC.

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company from time to time was able to sell up to 530,548 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the Nasdaq or otherwise.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

6.
Capital stock (continued)

Authorized, issued and outstanding (continued)

During the three and nine months ended August 31, 2018, an aggregate of Nil (three and nine months ended August 31, 2017 – 46,498 and 105,815) common shares were sold on Nasdaq for gross proceeds of $Nil (three and nine months ended August 31, 2017 – $1,047,143 and $2,495,615), with net proceeds to the Company of $Nil (three and nine months ended August 31, 2017 – $1,017,378 and $2,423,621), respectively, under the at-the-market offering program. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014, direct costs related to the base shelf prospectus filed in May 2017 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the three and nine months ended August 31, 2018, costs directly related to the at the-market facility of $Nil (three and nine months ended August 31, 2017 – $29,766 and $71,994) were recorded in share offering costs and an additional $Nil and $120,271 (three and nine months ended August 31, 2017 - $103,452 and $172,520) of deferred costs were amortized and recorded in share offering costs related to the base shelf prospectus and to the at-the-market facility.

(c)
In October 2017, the Company completed a registered direct offering of 363,636 common shares at a price of $11.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 181,818 common shares (the “October 2017 Warrants”). The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, have a term of three years and an exercise price of $12.50 per common share. The Company also issued to the placement agents warrants to purchase 18,181 common shares at an exercise price of $13.75 per share (the “Placement Agent Warrants”).

The holders of October 2017 Warrants and Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification.

The Company recorded $3,257,445 as the value of common shares under Capital stock and $742,555 as the value of the warrants under additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 9.

The direct costs related to the issuance of the common shares and warrants were $500,492 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $391,580 being recorded under Capital stock and $108,912 being recorded under additional paid-in-capital.

(d)
In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666 common shares (the “March 2018 Warrants”). The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, and an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166 common shares at an exercise price of $7.50 per share (the “March Placement Agent Warrants”).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

6.
Capital stock (continued)

Authorized, issued and outstanding (continued)

The holders of March 2018 Warrants and March Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification.

The Company recorded $4,184,520 as the value of common shares under Capital stock and $1,115,480 as the value of the warrants under additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 9.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against the statement of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under additional paid-in-capital.

7.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 4,353,678 based on the number of issued and outstanding common shares as at August 31, 2018. As at August 31, 2018, 282,090 options are outstanding and there were 153,277 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option.

Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 248,754 performance-based stock options have vested as of August 31, 2018. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. Effective May 15, 2018, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2020. As a result of the modification of the performance-based stock option expiry date, the Company recorded additional compensation costs of $45,793 related to vested performance options during the nine months ended August 31, 2018. These options were outstanding as at August 31, 2018.

In the three and nine months ended August 31, 2018, Nil (three and nine months ended August 31, 2017 – Nil) stock options were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than eight years. For options that have an expected life of less than eight years the Company uses its own volatility.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

7.
Options continued

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options.

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	August 31, 2018			August 31, 2017
		Weighted			Weighted
		average	Weighted		average	Weighted
	Number	exercise	average	Number	exercise	average
	of	price per	grant date	of	price per	grant date
	options	share	fair value	options	share	fair value
	#	$	$	#	$	$
Outstanding, beginning of period	582,811	32.0	17.2	539,246	34.8	18.8
Exercised	-	-	-	(700)	23.2	12.0
Expired	(15,827)	54.2	39.2	(215)	679.7	524.8
Forfeited	(8,500)	11.9	10.2	-	-	-
Balance at end of period	558,484	31.6	16.7	538,331	34.5	18.6

Options exercisable end of period	503,444	32.5	17.2	494,024	34.7	19.0

Total unrecognized compensation cost relating to the unvested performance-based stock options at August 31, 2018 is approximately $793,795 (August 31, 2017 - $788,887). For the three and nine months ended August 31, 2018, no compensation cost has been recognized for the remaining unvested performance-based options (three and nine months ended August 31, 2017 - $Nil and $1,577,772).

For the three and nine months ended August 31, 2018, no options were exercised. For the three and nine months ended August 31, 2017, Nil and 700 options were exercised for cash consideration of $Nil and $12,465, respectively.

The following table summarizes the components of stock-based compensation expense.

	Three months ended		Nine months ended
Stock-based compensation related to:	August 31, 2018	August 31, 2017	August 31, 2018	August 31, 2017
	$	$	$	$
Research and development	11,072	12,951	79,067	1,614,977
Selling, general and administrative	14,470	19,154	41,281	61,997
	25,542	32,105	120,348	1,676,974

The Company has estimated its stock option forfeitures to be approximately 4% for the three and nine months ended August 31, 2018 (three and nine months ended August 31, 2017 – 4%).

8.
Deferred share units
Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 11,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the TSX.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

8.
Deferred share units (continued)

During the three and nine months ended August 31, 2018, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at August 31, 2018, 10,279 DSUs are outstanding and 721 DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three and nine months ended August 31, 2018 and three and nine months ended August 31, 2017 in additional paid in capital and accrued the following amounts as at August 31, 2018 and August 31, 2017:

	Three months ended				Nine months ended
	August 31, 2018		August 31, 2017		August 31, 2018		August 31, 2017
	$	shares	$	shares	$	shares	$	shares
Additional paid in capital	-	-	7,222	372	7,565	866	22,577	920
Accrued liability	-	-	7,778	818	-	-	7,778	818

9.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common share and warrants.

The offering was the sale of 181,500 units at a price of $17.20 per unit, with each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $21.00 per share (the “March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common shares and warrants. The offering was the sale of 150,000 units at a price of $20.50 per unit, each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $25.50 per share (the “July 2013 Warrants”).

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

9.
Warrants (continued)

purchase an additional 181,818 common shares. The October 2017 Warrants are exercisable six months following the closing date and will expire 30 months after the date they become exercisable, and have an exercise price of $12.50 per common share. The Company also issued the Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rates of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 883,333 common shares at a price of $6.00 per share and warrants to purchase an additional 441,666 common shares. The March 2018 Warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable, and have an exercise price of $6.00 per common share. The Company also issued the March Placement Agent Warrants to purchase 44,166 common shares at an exercise price of $7.50 per share. The holders of March 2018 Warrants and March Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the Placement Agents Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil.

The following table provides information on the 963,309 warrants outstanding and exercisable as of August 31, 2018:

Warrant	Exercise Price	Number outstanding	Expiry	Shares issuable upon exercise
June 2016 Warrants	$19.30	277,478	June 2, 2021	138,739
October 2017 Warrants	$12.50	181,818	October 13, 2020	181,818
March 2018 Warrants	$6.00	291,666	March 16, 2021	291,666
March 2018 Warrants	$6.00	150,000	March 21, 2021	150,000
Placement Agent Warrants	$13.750	18,181	October 13, 2020	18,181
March Placement Agent Warrants	$7.50	29,166	March 16, 2021	29,166
March Placement Agent Warrants	$7.50	15,000	March 21, 2021	15,000
		963,309		824,570

During the three and nine months ended August 31, 2018, there were no cash exercises in respect of warrants (three and nine months ended August 31, 2017 – 3,000 and 33,601) and no cashless exercise (three and nine months ended August 31, 2017 - Nil) of warrants, resulting in the issuance of Nil (three and nine months ended August 31, 2017 – 1,500 and 16,801) and Nil (three and nine months ended August 31, 2017 - Nil) common shares, respectively.

For the warrants exercised, the Company recorded a charge to capital stock of $Nil (three and nine months ended August 31, 2017 - $38,442 and $430,573) comprised of proceeds of $Nil (three and nine months ended August 31, 2017 – $28,950 and $324,258) and the associated amount of $Nil (three and nine months ended August 31, 2017 - $9,492 and $106,315) previously recorded in additional paid-in-capital.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

9
Warrants (continued)

Details of warrant transactions are as follows:

	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	October 2017 Warrants	Placement Agent Warrants	March 2018 Warrants	Placement Agent Warrants	Total
Outstanding, December 1, 2017	149,174	87,000	277,478	181,818	18,181	-	-	713,651
Issued	-	-	-	-	-	441,666	44,166	485,832
Expired	(149,174)	(87,000)	-	-	-	-	-	(236,174)
Outstanding, August 31, 2018	-	-	277,478	181,818	18,181	441,666	44,166	963,309

	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	Total
Outstanding, December 1, 2016	149,174	87,000	311,474	547,648
Exercised	-	-	(30,601)	(30,601)
Outstanding,August 31, 2017	149,174	87,000	280,873	517,047

10.
Income taxes
The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three and nine months ended August 31, 2018 and August 31, 2017. The Company has non-capital loss carry-forwards at August 31, 2018, totaling $43,236,241 in Canada and $47,132 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2028 and 2038.

For the three and nine months ended August 31, 2018, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of approximately $15,700,000 which can be carried forward indefinitely.

For the three and nine months ended August 31, 2018, the Company had approximately $3,000,000 of unclaimed Investment Tax Credits which expire from 2025 to 2037. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

11.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at August 31, 2018, and continuing as at October 15, 2018, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P.'s file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, the Company received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of the Company’s NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

11.
Contingencies (continued)

product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against the Company adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018 the court issued an order to sever 6 overlapping patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remains unchanged. The Company believes that it has non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York asserting claims under the federal securities laws against the Company and two of its executive officers on behalf of a putative class of purchasers of the Company’s securities. In a subsequent order, the Court consolidated the three actions under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.), appointed lead plaintiffs in the consolidated action, and approved lead plaintiffs’ selection of counsel. Lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, lead plaintiffs purport to assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. On March 30, 2018, the Company filed a motion to dismiss in response to the claim. A response by the plaintiffs was filed May 31, 2018. A reply in support of the motion to dismiss was filed by the Company on June 29, 2018. The Company and the other defendants intend to vigorously defend themselves against the claims asserted in the consolidated action.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

12.
Financial instruments

 (a)
Fari values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than eight years (Level 2) while the Company uses its own historical volatility for options that have an expected life of eight years or less (Level 1).

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	August 31, 2018		November 30, 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debenture(i)	1,338,975	1,346,445	1,290,465	1,316,386

(i)
The Company calculates the interest rate for the Debenture and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the Debenture and the amounts due to related parties.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

12.
Financial instruments (continued)

 (b)
Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	August 31,	November 30,
	2018	2017
	$	$
Total accounts receivable	330,189	756,468
Less allowance for doubtful accounts	(66,849)	(66,849)
Total accounts receivable, net	263,340	689,619

Not past due	263,330	689,619
Past due for more than 31 days
but no more than 90 days	-	5,176
Past due for more than 120 days	66,859	61,673
Total accounts receivable, gross	330,189	756,468

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three and nine months ended August 31, 2018, two customers accounted for substantially all the revenue and all the accounts receivable of the Company and for the three and nine months ended August 31, 2017, Par accounted for substantially all of the revenue and all of the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)
Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

 (d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at August 31, 2018:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2018 and 2017
(Stated in U.S. dollars)

12.
Financial instruments (continued)

(d)
Liquidity risk (continued)

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	5,857,726	-	-	-	-	5,857,726
Accrued liabilities	741,875	-	-	-	-	741,875
Related parties
Employee costs payable	216,926	-	-	-	-	216,926
Convertible debenture (Note 5)	1,363,750	-	-	-	-	1,363,750
	8,180,277	-	-	-	-	8,180,277

13.
Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2018	2017	2018	2017
	$	$	$	$

Revenue
Canada	-	-	-	-
United States	413,555	1,189,739	1,325,040	4,426,617
	413,555	1,189,739	1,325,040	4,426,617

	August 31,	November 30,
	2018	2017
	$	$
Total assets
Canada	5,633,986	7,396,781

Total property and equipment
Canada	2,909,927	3,267,551

14.
Subsequent event

On September 10, 2018, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $0.5 million (the “2018 Debenture”), The 2018 Debenture has is due to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are principal shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

 2018 Third Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED AUGUST 31, 2018

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the August 31, 2018 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The information contained in this document is current in all material respects as of October 15, 2018 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing), no assurances can be given that we, or any of our strategic partners, will successfully commercialize or complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.

Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, RexistaTM, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

Unless the context otherwise requires, references in this document to (i) share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018, (ii) “consolidation” or “share consolidation” are intended to refer to such reverse split, and (iii) “pre-consolidation” and “post-consolidation” are intended to refer to “pre-reverse split” and “post-reverse split”, respectively.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our recent reverse stock split, our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, "look forward", “could”, “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded including risks or uncertainties related to our ability to implement our plan to comply with The NASDAQ Stock Market LLC ("Nasdaq") continued listing standards, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include but are not limited to:

●
the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

●
our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

●
the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates;

●
recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge;

●
increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications;

●
pursuing growth through international operations could strain our resources;

●
our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such;

●
the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

●
our selection and licensing of products and product candidates;

●
our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

●
sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

●
our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

●
the rate and degree of market acceptance of our products;

●
delays in product approvals that may be caused by changing regulatory requirements;

●
the difficulty in predicting the timing of regulatory approval and launch of competitive products;

●
the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;

●
the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow;

●
the inability to forecast wholesaler demand and/or wholesaler buying patterns;

●
seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules and our generic Seroquel XR® tablets, which may produce substantial fluctuations in revenue;

●
the timing and amount of insurance reimbursement regarding our products;

●
changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians;

●
changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

●
the effect of recently-enacted changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden;

●
the success and pricing of other competing therapies that may become available;

●
our ability to retain and hire qualified employees;

●
the availability and pricing of third-party sourced products and materials;

●
challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates;

●
the manufacturing capacity of third-party manufacturers that we may use for our products;

●
potential product liability risks;

●
the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues;

●
the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses;

●
our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates;

●
difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”);

●
challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets (previously referred to as RexistaTM) (“Oxycodone ER”) product candidate in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates;

●
healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates;

●
the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous);

●
risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours; and

●
risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to us and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of our actual operating results.

CORPORATE DEVELOPMENTS

●
 In October 2018, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”), pursuant to which we agreed to issue and sell, in an underwritten public offering (the “October 2018 Offering”), 827,970 common shares and an aggregate of 16,563,335 pre-funded warrants (“Pre-Funded Warrants”) exercisable into an aggregate of 16,563,335 common shares (the “Warrant Shares”) together with common share purchase warrants to purchase up to an aggregate of 17,391,305 common shares (“Firm Warrants”). We also granted H.C. Wainwright an option to purchase up to  2,608,695 additional common shares at a purchase price of $0.74 per share and/or additional warrants to purchase up to 2,608,695 additional common shares at a purchase price of $0.01 each, less the underwriting discount, to cover over-allotments (if any). The common shares are being offered and sold to purchasers in units (“Units”), each of which includes one common share and one Firm Warrant, and the Pre-Funded Warrants are being offered and sold to purchasers in units (“Pre-Funded Units”), each of which includes one Pre-Funded Warrant and one Firm Warrant. The offering price is $0.75 per Unit and $0.74 per Pre-Funded Unit. Each Firm Warrant will be exercisable for one common share immediately upon the closing of the offering at a price of $0.75 per common share, subject to adjustment in certain circumstances, and will expire five years from the date of issuance. Each Pre-Funded Warrant will be immediately exercisable for one common share at an exercise price of $0.01 per Pre-Funded Warrant and may be exercised at any time after closing until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Units are being offered and sold to purchasers whose purchase of Units in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding common shares immediately following the consummation of the October 2018 Offering. The closing of the October 2018 Offering is expected to take place on or about October 16, 2018, subject to the satisfaction of customary closing conditions.

●
In October 2018, we announced that we had completed the clinical portion of our Category 2 and 3 human abuse liability studies for our Oxycodone ER product candidate to support its abuse-deterrent label claims for both the oral and intranasal route of administration. Bioanalytical samples and statistical analysis for such studies are pending. Results from the studies will be included in our response to the FDA Complete Response Letter which is due no later than February 28, 2019.

●
As more fully described below, in October 2018, we announced that we had regained compliance with the Nasdaq minimum bid price requirement and that the Nasdaq Hearings Panel (the “Hearings Panel”) had granted our request for continued listing through October 17, 2018 while we work to regain compliance with Nasdaq’s $2.5 million stockholders’ equity continued listing requirement.

●
In September 2018, we announced a one-for-ten share consolidation (the “reverse split”). At a special meeting of our shareholders held on August 15, 2018, our shareholders granted our Board of Directors discretionary authority to implement a consolidation of our issued and outstanding common shares on the basis of a consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. The reverse split was implemented in order to qualify for continued listing on Nasdaq, whereby we have to meet certain continued listing criteria, including a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. On September 12, 2018, the Company filed articles of amendment which implemented the reverse split, and our shares began trading on each of The NASDAQ Capital Market (“Nasdaq”) and the Toronto Stock exchange (“TSX”) on a post-split basis under the Company’s existing trade symbol “IPCI” at the market open on September 14, 2018. The reverse split reduced the number of outstanding common shares from approximately 43.5 million to approximately 4.35 million.

●
In September 2018, we announced that we issued in a private placement financing (the ''Debenture Financing'') an unsecured convertible debenture in the principal amount of $0.5 million (the ''2018 Debenture''), which will mature September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. The Debenture Financing was non-brokered and the net proceeds are to be used for working capital and general corporate purposes.

●
In July 2018, we announced that infringement claims related to one of the six original patents included in the Purdue litigation (as described below) have been dismissed without prejudice. As previously announced, in April 2017, we received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., Rhodes Technologies, and another party had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware in respect of the Company’s new drug application filing for Oxycodone ER. The parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent (which is one of the six patents included in the original litigation case). Infringement claims related to this patent have been dismissed without prejudice. On October 4, 2018, the parties to the case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018.

There can be no assurance that our products will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of our requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product in the U.S. market, or that it will ever be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or ANDSs with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

NASDAQ NOTICES AND NASDAQ HEARINGS PANEL GRANT OF REQUEST FOR CONTINUED LISTING

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While we are currently not in compliance with the requirements for the continued listing of our common shares on Nasdaq, as described below, we have until October 17, 2018 to satisfy those requirements. The October 2018 Offering and our recent reverse split are important parts of our plan to regain compliance with Nasdaq’s requirements for the continued listing of our common shares.

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In September 2017, we were notified by Nasdaq that we were not in compliance with the minimum market value of listed securities required for continued listing on Nasdaq. Nasdaq Listing Rule 5550(b) requires listed securities to maintain a minimum market value of $35.0 million, among other alternatives, including minimum stockholders’ equity of $2.5 million. A failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of our common shares for the 30 consecutive business days from August 8, 2017, we did not satisfy the minimum market value of listed securities requirement. By rule, we were provided 180 calendar days, or until March 19, 2018, to regain compliance with that requirement. To regain compliance, our common shares were required to have a market value of at least $35.0 million for a minimum of 10 consecutive business days prior to March 19, 2018, which they did not. In the alternative, if the minimum market value requirement for continued listing is not met, an issuer may maintain continued listing under Nasdaq Listing Rule 5550(b) if it has stockholders’ equity of at least $2.5 million.

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On April 20, 2018, we received notice that the Nasdaq Listings Qualification staff (the “Nasdaq Staff”) had determined to delist our common shares as a result of our failure to meet either the minimum market value of listed securities requirement or the minimum stockholders’ equity requirement for continued listing. However, any delisting action by the Nasdaq Staff was stayed pending the ultimate conclusion of the Company’s hearing before the Panel.

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In addition to not meeting the minimum market value of listed securities or minimum stockholders’ equity requirements, we were separately notified in December 2017 that our common shares no longer satisfied the minimum $1.00 per share bid requirement under Nasdaq Listing Rule 5550(a)(2).

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We attended a hearing before the Hearings Panel on May 17, 2018, and subsequently received formal notice that the Hearings Panel had granted our request for continued listing provided that by September 28, 2018, we (i) comply with Nasdaq’s $1.00 bid price requirement by having a closing bid price of over $1.00 for ten consecutive trading days, (ii) have stockholders’ equity position of over $2.5 million, and (iii) provide the Hearings Panel with updated financial projections demonstrating our ability to maintain compliance with the stockholders’ equity rule for the coming year. Following receipt of shareholder approval for a reverse stock split (known as a share consolidation under Canadian law) at our August 15, 2018 shareholders meeting, on September 12, 2018, we filed articles of amendment to effectuate a 1-for-10 reverse split, and our common shares began trading on each of Nasdaq and the Toronto Stock Exchange on a post-reverse split basis on September 14, 2018. As a result of the closing bid price of our common shares exceeding $1.00 for the period from September 14, 2018 to September 27, 2018, we received a letter from Nasdaq Listing Qualification notifying the Company that it had regained compliance with Nasdaq’s minimum bid price requirement. On September 29, 2018, we were advised that the Hearings Panel granted an extension through October 17, 2018 for us to regain compliance with Nasdaq’s stockholders’ equity continued listing requirement. There is no assurance that we will be able to regain compliance with Nasdaq’s stockholders’ equity requirements, or if we do, that we will be able to maintain compliance with Nasdaq’s listing requirements.

There is no assurance that we will be able to regain or maintain compliance with the Nasdaq listing requirements or, if we do regain compliance, that we will be able to maintain such compliance over the long term. If we are unable to do so, our common shares may be delisted from Nasdaq and the liquidity and market price of our common shares may be adversely impacted as a result. If our common shares are delisted from Nasdaq, they may trade in the over-the-counter system, which may be a less liquid market. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our common shares could be severely limited because of lower trading volumes and transaction delays.

BUSINESS OVERVIEW

On October 22, 2009, Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and Nasdaq.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

In November 2005, we entered into a license and commercialization agreement between Par Pharmaceutical, Inc. (“Par”) and us (as amended on August 12, 2011 and September 24, 2013, the “Par agreement”), pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch which was November 19, 2013. Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and subsequently Par launched the remaining 5 and 40 mg strengths. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. We currently expect revenues from sales of the generic Focalin XR® capsules to improve over the longer term; however, results for the next several quarters are expected to continue to be impacted by ongoing competitive pressures in the generic market. There can be no assurance whether revenues from this product will improve going forward or that any recently launched strengths will be successfully commercialized. We depend significantly on the actions of our marketing partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on its timely payment to us of the contracted calendar quarterly payments as they come due.

In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths, a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the U.S. by Bristol-Myers Squibb. The Company is aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity for this product. We are continuing to evaluate options to realize commercial returns on this product, particularly in international markets. There can be no assurance that our metformin hydrochloride extended release tablets for the 500 and 750 mg strengths will be successfully commercialized.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release) tablets for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available that serve to limit the overall market opportunity. We are actively exploring the best approach to maximize our commercial returns from this approval and are looking at several international markets where, despite lower volumes, product margins are typically higher than in the U.S. There can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths, and in May 2017, our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca Pharmaceuticals LP (“AstraZeneca”). Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt LLC (“Mallinckrodt”), and Mallinckrodt launched all strengths in June 2017.

In October 2016, we announced a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following extended release drug product candidates (the "licensed products") which have either been launched (generic Seroquel XR) or for which we have ANDAs filed with the FDA (the “Mallinckrodt agreement”):

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Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – Approved and launched
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Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA under FDA Review
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Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA under FDA Review

Under the terms of the 10-year agreement with Mallinckrodt, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments that are payable on future sales of licensed product). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party. Upon the expiration of the initial term, and absent any early termination actions, the Mallinckrodt agreement will be automatically renewed for additional and consecutive terms of one year (the 12-month period coinciding with Mallinckrodt’s regularly established fiscal months), absent notice of non-renewal given by one party to the other at least 180 days prior to the end of the initial or renewal term.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of revenue generating commercial products. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense, will improve our return from our products while allowing us to focus on our core competencies. We expect our expenditures for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval, respectively.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. We expect that certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our commercialization partner may pay certain of the expenses of development, make certain milestone payments to us and receive a share of revenues or profits if the drug is developed successfully to completion, the control of which would generally be in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Oxycodone ER and RegabatinTM. We have also identified several additional 505(b)(2) product candidates for development in various indication areas including cardiovascular, dermatology, pulmonary disease and oncology. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the novel Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our Paradoxical OverDose Resistance Activating System (“PODRAS™”) delivery technology was initially introduced to enhance our Oxycodone ER product candidate. The PODRASTM delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016, July 2017 and October 2017, respectively. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan by pursuing proof of concept studies in humans. We intend to incorporate this technology in future product candidates, including Oxycodone ER and other similar pain products, as well as pursuing out-licensing opportunities.

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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Some of our technologies are also focused on the development of abuse-deterrent and overdose preventive pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the U.S. by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be commercially viable or beneficial.

OUR DRUG DELIVERY TECHNOLOGIES

HypermatrixTM

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER is an NDA candidate with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent Oxycodone ER development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

In December 2016, July 2017 and October 2017, U.S. Patent Nos. 9,522,119, 9,700,515, 9,700,516 and 9,801,939 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRASTM platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. We intend to incorporate this technology in our Oxycodone ER product candidate. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PRODUCTS AND PRODUCT CANDIDATES

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10,15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$828	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$127	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$745	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$354	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$406 (500 and 750 mg only)	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA ANDS	$157	Intellipharmaceutics and Mallinckrodt

Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$541	Intellipharmaceutics and Mallinckrodt
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$96	Intellipharmaceutics and Mallinckrodt
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$208	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application accepted February 2017 and under review by FDA	NDA 505(b)(2)	$1,625	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Investigational New Drug (“IND”) application submitted in August 2015	NDA 505(b)(2)	$5,299	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1,001	Intellipharmaceutics

Notes:

(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended August 2018 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions Corporation. The information attributed to Symphony Health Solutions Corporation herein is provided as is, and Symphony makes no representation and/or warranty of any kind, including but not limited to, the accuracy and/or completeness of such information.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

(4)
Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

 Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all of our FDA approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales of all strengths of generic Focalin XR® are payable by Par to us as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR®) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. to 180 days of generic exclusivity from the date of first launch of such products. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. In November 2017, Par launched the remaining 5 and 40 mg strengths providing us with the full line of generic Focalin XR® strengths available in the U.S. market.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2016 for the 500 and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are actively exploring the best approach to maximize our commercial returns from this approval and are looking at several international markets where, despite lower volumes, product margins are typically higher than in the U.S. There can be no assurance that the Company's generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

Metformin hydrochloride – Glucophage® XR (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2017 for the 500 and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity, however, we are continuing to evaluate options to realize commercial returns on this product, particularly in international markets. There can be no assurance that our metformin extended-release tablets for the 500 and 750 mg strengths will be successfully commercialized.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets) (formerly known as RexistaTM)

One of our non-generic products under development is our Oxycodone ER product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Our Oxycodone ER is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Oxycodone ER formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which our Oxycodone ER was compared to the existing branded drug OxyContin® (extended release oxycodone hydrochloride) under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our IND submission for Oxycodone ER indicating that we would not be required to conduct Phase III studies if bioequivalence to OxyContin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Oxycodone ER, dosed under fasted and fed conditions, had demonstrated bioequivalence to OxyContin® extended release tablets as manufactured and sold in the U.S. by Purdue Pharma L.P. (“Purdue”). The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Oxycodone ER to the same strengths of OxyContin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Oxycodone ER vs OxyContin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%.

In July 2016, we announced the results of a food effect study conducted on our behalf for Oxycodone ER. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Oxycodone ER following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Oxycodone ER can be administered with or without a meal (i.e., no food effect). Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Oxycodone ER taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). We believe that Oxycodone ER is well differentiated from currently marketed oral oxycodone extended release products.

In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue’s file for its OxyContin®. In February 2017, the FDA accepted for filing our NDA, and set a Prescription Drug User Fee Act (“PDUFA”) target action date of September 25, 2017. Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids - Evaluation and Labeling" guidance published in April 2015.

Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), or that such patents are invalid, and so notified all holders of the subject patents of such certification. On April 7, 2017, we received notice that Purdue, Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings, or the Purdue litigation, against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. We then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018, the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018, the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.
On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018.

In June 2017, we announced that a joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA (the “Advisory Committees”) meeting was scheduled for July 26, 2017 to review our NDA for Oxycodone ER. The submission requested that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.
In July 2017, the Company announced that the FDA Advisory Committees voted 22 to 1 in finding that the Company’s NDA for Oxycodone ER should not be approved at this time. The committees also voted 19 to 4 that the Company had not demonstrated that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there was not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

In September 2017 the Company received a CRL from the FDA for the Oxycodone ER NDA. In its CRL, the FDA provided certain recommendations and requests for information, including that Intellipharmaceutics complete Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse. The FDA also requested that Intellipharmaceutics submit an alternate proposed proprietary name for Oxycodone ER. The FDA determined that it could not approve the application in its present form. The FDA has granted our request for an extension to February 28, 2019 to resubmit our NDA for Oxycodone ER under section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act. However, we plan to resubmit the application later this year.

In February 2018, the Company met with the FDA to discuss the above-referenced CRL for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, the Company will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER NDA. The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

The abuse liability studies for the intranasal route of abuse commenced in May 2018 with subject screening, while the studies to support abuse-deterrent label claims for the oral route of abuse commenced in June 2018. The clinical part of both studies has now been completed. Bioanalytical samples and statistical analysis for such studies are pending.

There can be no assurance that the studies will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrence label claims or that the FDA will ultimately approve our NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths, and in May 2017, our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Our final FDA approval followed the expiry of 180-day exclusivity periods granted to the first filers of generic equivalents to the branded product, which were shared by Par and Accord Healthcare. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day ("BID") dosage and three-times-a-day ("TID") dosage, are drug products marketed in the U.S. by Pfizer Inc. In October 2017, Pfizer also received approval for a Lyrica CR, a controlled-release version of pregabalin. In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program. We believe our product candidate has significant additional benefits to existing treatments and are currently evaluating strategic options to advance this opportunity.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Other Potential Products and Markets

We are continuing our efforts to identify opportunities internationally, particularly in China, that could if effectuated provide product distribution alternatives through partnerships and therefore would not likely require an investment or asset acquisition by us. Discussions toward establishing a partnership to facilitate future development activities in China are ongoing. We have not at this time entered into and may not ever enter into any such arrangements. In addition, we are seeking to develop key relationships in several other international jurisdictions where we believe there may be substantial demand for our generic products. These opportunities could potentially involve out-licensing of our products, third-party manufacturing supply and more efficient access to pharmaceutical ingredients and therefore assist with the development of our product pipeline.

SELECTED FINANCIAL INFORMATION

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2018	2017	2018	2017
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Revenue:	413,555	1,189,739	1,325,040	4,426,617
Expenses:	4,271,888	3,181,755	11,014,561	9,807,041
Loss from operations	(3,954,104)	(2,550,314)	(9,962,968)	(6,346,504)
Loss per common share, basic and diluted	(0.91)	(0.83)	(2.49)	(2.09)

	As at
	August 31,	November 30,
	2018	2017
	(UNAUDITED)	(AUDITED)
	$	$
Cash	57,388	1,897,061
Total assets	5,633,986	7,396,781

Convertible debenture	1,338,975	1,290,465
Total liabilities	10,593,002	7,010,398
Shareholders' (deficit) equity	(4,959,016)	386,383
Total liabilities and shareholders equity	5,633,986	7,396,781

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the three and nine months ended August 31, 2018.

Use of Estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company also has a license and commercial supply agreement with Mallinckrodt which provides Mallinckrodt an exclusive license to market sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Under the terms of this agreement, the Company is responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC topic 605. Once product is sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and R&D activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the R&D process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the three and nine months ended August 31, 2018, the Company recognized $75,000 and $225,000 (three and nine months ended August 31, 2017 - $75,000 and $225,000) of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years.

As of August 31, 2018, the Company has recorded a deferred revenue balance of $2,437,500 (November 30, 2017 -$2,662,500) relating to the underlying contracts, of which $300,000 (November 30, 2017 - $300,000) is considered a current portion of deferred revenue.

Research and development costs

Research and development costs related to continued R&D programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets, compared with historical cost and the remaining shelf life of goods on hand. As of August 31, 2018, the Company had inventories of $250,322 (November 30, 2017 - $115,667) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company’s functional and reporting currency is the U.S. dollar.

Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “2013 Debenture”) as described in Note 5 to our condensed unaudited interim consolidated financial statements. At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the 2013 Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the 2013 Debenture using the imputed rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

Future accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018 and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company adopted ASU 2016-15 on May 1, 2018. The adoption did not have an impact on the Company’s interim consolidated financial statements for the nine months ended August 31, 2018.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation - Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the number of competitive products and the extent of any aggressive pricing activity, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three and nine months ended August 31, 2018 and 2017.

	For the three months ended				For the nine months ended
	August 31,	August 31,			August 31,	August 31,
	2018	2017			2018	2017
	(UNAUDITED)	(UNAUDITED)	Change		(UNAUDITED)	(UNAUDITED)	Chagne
	$	$	$	%	$	$	$	%
Revenue:
Licensing	320,330	1,114,739	(794,409)	-71%	1,062,597	4,201,617	(3,139,020)	-75%
Up-front fees	93,225	75,000	18,225	24%	262,443	225,000	37,443	17%
	413,555	1,189,739	(776,184)	-65%	1,325,040	4,426,617	(3,101,577)	-70%

Cost of goods sold
Cost of goods sold	45,299	376,054	(330,755)	-88%	111,173	587,426	(476,253)	-81%
Gross margin	368,256	813,685	(445,429)	-55%	1,213,867	3,839,191	(2,625,324)	-68%

Expenses:
Research and development	3,324,221	2,298,804	1,025,417	45%	7,783,549	7,007,503	776,046	11%
Selling, general and administrative	792,379	756,635	35,744	5%	2,773,698	2,468,436	305,262	12%
Depreciation	155,288	126,316	28,972	23%	457,314	331,102	126,212	38%
	4,271,888	3,181,755	1,090,133	34%	11,014,561	9,807,041	1,207,520	12%
Loss from operations	(3,903,632)	(2,368,070)	(1,535,562)	65%	(9,800,694)	(5,967,850)	(3,832,844)	64%

Net foreign exchange gain/(loss)	9,406	(90,875)	100,281	-110%	17,106	(73,569)	90,675	-123%
Interest income	8	5	3	60%	22	15,030	(15,008)	-100%
Interest expense	(59,886)	(91,374)	31,488	-34%	(179,402)	(320,115)	140,713	-44%
Net loss and comprehensive loss	(3,954,104)	(2,550,314)	(1,403,790)	55%	(9,962,968)	(6,346,504)	(3,616,464)	57%

Three months ended August 31, 2018 compared to the three months ended August 31, 2017

Revenue

The Company recorded revenues of $413,555 for the three months ended August 31, 2018 versus $1,189,739 for the three months ended August 31, 2017. Revenues consisted primarily of licensing revenues from commercial sales of the 5,10, 15, 20, 25, 30, 35 and 40 mg strengths of our generic Focalin XR® under the Par agreement. Pursuant to the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. The decrease in revenues in the three months ended August 31, 2018 is primarily due to considerably lower profit share payments from sales of generic Focalin XR® capsules in the U.S. The Company’s revenues on the 25 and 35 mg strengths of generic Focalin XR® showed some decline commencing July 2017 when their 6 month exclusivity expired, but subsequently levelled off for the balance of 2017. Profit share payments from the various strengths of generic Focalin XR® for the third quarter of 2018 showed continuation of competitive pressures on price. While gross sales improved slightly in the second quarter of 2018, third quarter sales show some decline and results continue to be impacted by significant gross-to-net deductions such as chargebacks, rebates and price adjustments. The 15, 25 and 30 mg strengths provide the majority of the product’s gross sales, however, the other strengths are not providing the material contribution to gross sales or net profits expected since their launch in May and November of last year. Pricing pressures on all strengths have meant that chargebacks, rebates and pricing adjustments continue to remain high and net profitability of the product has suffered as a result. We currently expect revenues from this product to show incremental improvement over the longer term, however, pricing adjustments and similar deductions will likely continue to negatively impact results for the next several quarters.

Revenues from generic Seroquel XR® showed some incremental improvement in the third quarter of 2018, however, sales volumes are still well below original expectations and market share gains have proven difficult to achieve. Sales and net profits are improving incrementally, however, any significant market share gains are expected to take considerably more time to achieve, if at all.

Revenues under the Par and Mallinckrodt agreements represent the commercial sales of the generic products in those strengths and may not be representative of future sales.

Research and Development

Expenditures for R&D for the three months ended August 31, 2018 were higher by $1,025,417 compared to the three months ended August 31, 2017. The increase was primarily due to an increase in third party R&D expenditures as a result of clinical trials for Oxycodone ER and higher patent litigation expense.

In the three months ended August 31, 2018, we recorded $11,072 as expense for stock based compensation for R&D employees. In the three months ended August 31, 2017, we recorded $12,951 as expense for stock based compensation for R&D employees.

Selling, General and Administrative

Selling, general and administrative expenses were $792,379 for the three months ended August 31, 2018 in comparison to $756,635 for the three months ended August 31, 2017, an increase of $35,744. The increase is primarily due to higher administrative costs, offset by a decrease in wages and benefits and marketing costs.

Administrative costs for the three months ended August 31, 2018 were $433,967 in comparison to $251,876 in the three months ended August 31, 2017. The increase relates primarily to higher professional fees.

Expenditures for wages and benefits for the three months ended August 31, 2018 were $248,587 in comparison to $308,572 in the three months ended August 31, 2017. For the three months ended August 31, 2018, we recorded $14,470 as expense for stock-based compensation compared to an expense of $19,154 for the three months ended August 31, 2017.

Marketing costs for the three months ended August 31, 2018 were $80,220 in comparison to $160,957 in the three months ended August 31, 2017. The decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the three months ended August 31, 2018 were $29,605, relatively consistent with $35,230 for the three months ended August 31, 2017.

Depreciation

Depreciation expenses for the three months ended August 31, 2018 were $155,288 in comparison to $126,316 in the three months ended August 31, 2017. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the year ended November 30, 2017.

Foreign Exchange Gain

Foreign exchange gain was $9,406 for the three months ended August 31, 2018 in comparison to a loss of $90,875 in the three months ended August 31, 2017. The foreign exchange gain for the three months ended August 31, 2018 was due to the strengthening of the U.S. dollar against the Canadian dollar during the three months ended August 31, 2018 as the exchange rates changed to $1.00 for C$1.3055 as at August 31, 2018 from $1.00 for C$1.2948 as at May 31, 2018. The foreign exchange gain for the three months ended August 31, 2017 was due to the weakening of the U.S. dollar against the Canadian dollar during the three months ended August 31, 2017 as the exchange rates changed to $1.00 for C$1.2536 as at August 31, 2017 from $1.00 for C$1.3500 as at May 31, 2017.

Interest Expense

Interest expense for the three months ended August 31, 2018 was lower by $31,488 compared with the same period in 2017. This is due to interest expense paid on the 2013 Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 4.9% in the third quarter of 2018 in comparison to the third quarter of 2017 when the 2013 Debenture imputed interest was approximately 15.2%.

Net Loss

The Company recorded net loss for the three months ended August 31, 2018 of $3,954,104 or $0.91 per common share, compared with a net loss of $2,550,314 or $0.83 per common share for the three months ended August 31, 2017. In the three months ended August 31, 2018, the net loss is primarily attributed to the lower licensing revenues from commercial sales of generic Focalin XR®, combined with increased third party R&D expenses and patent litigation expenses. In the three months ended August 31, 2017, the lower net loss was primarily attributed to lower third-party R&D expenditures, as well as higher licensing revenue from commercial sales of generic Focalin XR® and generic Seroquel XR® in the third quarter of 2017.

Nine Months Ended August 31, 2018 Compared to the Nine Month Ended August 31, 2017

Revenue
The Company recorded revenues of $1,325,040 for the nine months ended August 31, 2018 versus $4,426,617 for the nine months ended August 31, 2017. Such revenues consisted primarily of licensing revenues from commercial sales of the 15, 25, 30 and 35 mg strengths of our generic Focalin XR® under the Par agreement. The decrease in revenues in the nine months ended August 31, 2018 compared to nine months ended August 31, 2017 is primarily due to considerably lower profit share payments from sales of generic Focalin XR® capsules in the U.S. Beginning in early 2018, we began to see significant impact from aggressive pricing by competitors, resulting in a marked increase in gross-to-net deductions such as wholesaler rebates, chargebacks and pricing adjustments. While the gross-to-net deductions fluctuate on a quarter over quarter basis, profit share payments for the last several quarters have showed decline over the same period in the prior year.

Revenues from generic Seroquel XR® are still well below levels expected at the launch of the product in 2017, primarily due to the Company’s commercial partner entering the market later than planned. Several initiatives to gain market share have shown some improved returns, however, it is expected to take some time to determine if the product can achieve meaningful market penetration. Management is continuing to evaluate strategic options to improve returns from this product.

Cost of goods sold

The Company recorded cost of goods sold of $111,173 for the nine months ended August 31, 2018 versus $587,426 for the nine months ended August 31, 2017. Cost of sales reflects the Company’s manufacturing shipments of generic Seroquel XR® to Mallinckrodt.

Research and Development

Expenditures for R&D for the nine months ended August 31, 2018 were higher by $776,046 compared to the nine months ended August 31, 2017. The increase is primarily due to higher third party consulting fees and higher patent litigation expenses, offset by higher non-cash stock-based compensation expenses in the nine months ended August 31, 2017.

In the nine months ended August 31, 2018, we recorded $79,067 of expenses for stock-based compensation for R&D employees compared to $1,614,977 for the nine months ended August 31, 2017, of which $1,577,772 was for expenses related to performance-based stock options which vested on FDA approval for metformin hydrochloride extended release tablets in February 2017 and FDA approval of our quetiapine fumarate extended release tablets in May 2017.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the nine months ended August 31, 2018 were higher by $2,311,956 compared to the nine months ended August 31, 2017. The increase was primarily due to an increase in third party R&D expenditures as a result of clinical trials for Oxycodone ER and higher patent litigation expenses.

Selling, General and Administrative

Selling, general and administrative expenses were $2,773,698 for the nine months ended August 31, 2018 in comparison to $2,468,436 for the nine months ended August 31, 2017, an increase of $305,262. The increase is due to higher expenses related to administrative costs.

Administrative costs for the nine months ended August 31, 2018 were $1,476,609 in comparison to $1,084,435 in the nine months ended August 31, 2017. The increase in the nine months ended August 31, 2018 was due to the increase in professional fees and legal fees.

Expenditures for wages and benefits for the nine months ended August 31, 2018 were $878,454 in comparison to $891,274 in the nine months ended August 31, 2017. For the nine months ended August 31, 2018, we recorded $41,281 as expense for stock-based compensation compared to an expense of $61,997 for the nine months ended August 31, 2017. After adjusting for the stock-based compensation expenses, expenditures for wages for the nine months ended August 31, 2018 were higher by $7,896 compared to the nine months ended August 31, 2017.

Marketing costs for the nine months ended August 31, 2018 were $318,853 in comparison to $390,012 in the nine months ended August 31, 2017. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the nine months ended August 31, 2018 were $99,782 in comparison to $102,715 for the nine months ended August 31, 2017. The slight decrease is due to lower facility operating expenses.

Depreciation

Depreciation expenses for the nine months ended August 31, 2018 were $457,314 in comparison to $331,102 in the nine months ended August 31, 2017. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the nine months ended August 31, 2018.

Foreign Exchange Gain

Foreign exchange gain was $17,106 for the nine months ended August 31, 2018 in comparison to a loss of $73,569 in the nine months ended August 31, 2017. The foreign exchange gain for the nine months ended August 31, 2018 was due to the strengthening of the U.S. dollar against the Canadian dollar during the nine months ended August 31, 2018 as the exchange rates changed to $1.00 for C$1.3055 as at August 31, 2018 from $1.00 for C$1.2888 as at November 30, 2017. The foreign exchange loss for the nine months ended August 31, 2017 was due to the weakening of the U.S. dollar against the Canadian dollar during the nine months ended August 31, 2017 as the exchange rates changed to $1.00 for C$1.3500 as at August 31, 2017 from $1.00 for C$1.3429 as at November 30, 2016.

Interest Income

Interest income for the nine months ended August 31, 2018 was lower by $15,008 in comparison to the prior period. For the nine months ended August 31, 2018 interest was lower largely due to interest received on input tax credit refunds under the Scientific Research & Experimental Development incentive program in the third quarter of 2017.

Interest Expense

Interest expense for the nine months ended August 31, 2018 was lower by $140,713 compared with the prior period. This is due to interest expense paid on the 2013 Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 4.9% in the first nine months of 2018 in comparison to the first nine months of 2017 when the 2013 Debenture imputed interest was approximately 15.2%.

Net Loss

The Company recorded net loss for the nine months ended August 31, 2018 of $9,962,968 or $2.49 per common share, compared with a net loss of $6,346,504 or $2.09 per common share for the nine months ended August 31, 2017. In the nine months ended August 31, 2018, the higher net loss is attributed to the lower licensing revenues from commercial sales of generic Focalin XR® combined with increased third party R&D expenses primarily related to clinical trials for the Company’s Oxycodone ER product, legal and other administrative expenses. In the nine months ended August 31, 2017, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® and, to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt.

SUMMARY OF QUARTERLY RESULTS

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

			Loss per share
Quarter Ended	Revenue	Net loss	Basici	Dilutedi
	$	$	$	$
August 31, 2018	413,555	(3,954,104)	(0.91)	(0.91)
May 31, 2018	576,967	(2,859,276)	(0.68)	(0.68)
February 28, 2018	334,518	(3,149,588)	(0.91)	(0.91)
November 30, 2017	1,077,835	(2,510,936)	(0.76)	(0.76)
August 31, 2017	1,189,739	(2,550,314)	(0.83)	(0.83)
May 31, 2017	2,001,512	(1,805,329)	(0.59)	(0.59)
February 28, 2017	1,235,366	(1,990,861)	(0.66)	(0.66)
November 30, 2016	569,096	(3,913,304)	(1.34)	(1.34)

 (i) Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been somewhat variable over the last eight quarters and is reflective of varying levels of commercial sales of generic Focalin XR® capsules, the level of our R&D spending, and the vesting or modification of performance based stock options. The higher net loss in the third quarter of 2018 is primarily attributed to higher third party R&D expenses as a result of clinical trials for Oxycodone ER, as well as increased patent litigation expenses. The lower net loss in the second quarter of 2018 is primarily attributed to slightly higher licensing revenues and lower R&D spending. The net loss in the first quarter of 2018 is primarily attributed to lower licensing revenues from commercial sales of generic Focalin XR®, along with higher R&D expenses. The lower net loss in the fourth quarter of 2017 is primarily attributed to higher licensing revenues and lower R&D spending and selling, general and administrative expenses. The net loss in the third quarter of 2017 was primarily due to higher licensing revenue, partially offset by higher expenses related to the FDA Advisory Committees meeting in July 2017. The lower net loss in the second quarter of 2017 was primarily attributed to higher than normal licensing revenues from commercial sales of generic Focalin XR® in the 25 and 35 mg strengths complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par, partially offset by an increase in performance based options expense and higher third party consulting fees. The lower net loss in the first quarter of 2017 is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® due to Par’s launch of the 25 and 35 mg strengths of its generic Focalin XR® capsules in that quarter, partially offset by an increase in performance based stock options expense and legal and other professional fees. The higher net loss in the fourth quarter of 2016 is attributable to the accrual of management bonuses and additional compensation costs related to vested performance based stock options as a result of the Company’s shareholders approving an extension of the expiry date of the performance based stock options.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the nine months ended
	August 31,	August 31,			August 31,	August 31,
	2018	2017			2018	2017
	(UNAUDITED)	(UNAUDITED)	Change		(UNAUDITED)	(UNAUDITED)	Change
	$	$	$	%	$	$	$	%
Cash flows used in operating activities	(1,287,928)	(1,354,713)	66,785	-5%	(6,421,294)	(4,027,439)	(2,393,855)	59%
Cash flows from financing activities	-	920,334	(920,334)	-100%	4,681,311	2,443,869	2,237,442	92%
Cash flows used in investing activities	(15,358)	(306,083)	290,725	-95%	(99,690)	(1,825,698)	1,726,008	-95%
Decrease in cash	(1,303,286)	(740,462)	(562,824)	76%	(1,839,673)	(3,409,268)	1,569,595	-46%
Cash, beginning of period	1,360,674	1,475,618	(114,944)	-8%	1,897,061	4,144,424	(2,247,363)	-54%
Cash, end of period	57,388	735,156	(677,768)	-92%	57,388	735,156	(677,768)	-92%

The Company had cash of $57,388 as at August 31, 2018 compared to $1,360,674 as at May 31, 2018. The decrease in cash during the three months ended August 31, 2018 was mainly a result of expenditures for R&D related to our ongoing product development activities for Oxycodone ER and selling, general, and administrative expenses. The decrease in cash during the three months ended August 31, 2017 was mainly a result of our ongoing expenditures in R&D and selling, general, and administrative expenses, which included increased consulting fees incurred to prepare for the July 26, 2017 FDA Advisory Committees meeting and an increase in purchases of plant and production equipment to support our generic Seroquel XR® launch, which were only partially offset by higher cash receipts from commercialized sales of our generic Focalin XR® and cash receipts provided from financing activities derived from common share sales under the Company’s at-the-market offering program.

In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company originally could from time to time sell up to 530,548 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the Nasdaq or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale to the extent permitted under Rule 415 under the Securities Act of 1933, as amended. Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to the Company, from time to time, by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company receives from any sales of common shares under the equity distribution agreement. The Company also agreed to reimburse Roth for certain expenses relating to the at-the-market offering program. As of August 31, 2018, the Company has issued and sold 474,035 common shares with an aggregate offering price of $13,872,929. During the three and nine months ended August 31, 2018, an aggregate of Nil (three and nine months ended August 31, 2017 – 46,498 and 105,815) common shares were sold on Nasdaq for gross proceeds of $Nil (three and nine months ended August 31, 2017 – $1,047,143 and $2,495,615), with net proceeds to the Company of $Nil (three and nine months ended August 31, 2017 – $1,017,378 and $2,423,621), respectively, under the at-the-market offering program. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. If the Company seeks to offer and sell common shares under its at-the-market program, the Company will file another prospectus supplement prior to making such additional offers and sales. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at August 31, 2018, except as set forth below, the Company may in the future (if funding is then available thereunder and the Company files a prospectus supplement as noted below) offer and sell its common shares with an aggregate purchase price of up to $2,927,071 (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) pursuant to the at-the-market program. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program. If the Company seeks to offer and sell common shares under its at-the-market program, it will file another prospectus supplement prior to making such additional offers and sales. The Company is not required to sell shares under the equity distribution agreement. Under Toronto Stock Exchange rules, the number of common shares that may currently be offered under the at-the-market program is 56,513. If the Company seeks to offer and sell additional common shares under the at-the-market program, the Company intends to remove or amend this limitation, although no assurance can be given that the limitation will be removed or amended. There can be no assurance that any additional shares will be sold under the Company’s at-the-market program. The underwriting agreement relating to the October 2018 Offering contains various covenants, including a prohibition on the sales of common shares or securities convertible or exchangeable into common shares by the Company for a period of ninety days following the date of the underwriting agreement, subject to certain exceptions. The underwriting agreement also contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common share equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

For the three months ended August 31, 2018, net cash flows used in operating activities decreased to $1,287,928 as compared to net cash flows used in operating activities for the three months ended August 31, 2017 of $1,354,713. The decrease was primarily a result of the higher loss from operations, offset by an increase in accounts payable and decrease in accounts receivable.

For the nine months ended August 31, 2018, net cash flows used in operating activities increased to $6,421,294 as compared to net cash flows used in operating activities for the nine months ended August 31, 2017 of $4,027,439. The increase was primarily a result of the higher loss from operations, offset by an increase in accounts payable and a decrease in accounts receivable.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. Equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses.

For the three and nine months ended August 31, 2018, net cash flows provided from financing activities were $Nil and $4,681,311, compared to $920,334 and $2,443,869 respectively, for the three and nine months ended August 31, 2017. Net cash flows from financing activities in the nine months ended August 31, 2018 were related to two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share (post reverse split) for gross proceeds of $5,300,000. Net cash flows from financing activities in the three and nine months ended August 31, 2017 principally related to at-the-market issuances of common shares and the exercise of previously issued warrants.

All non-cash items have been added back or deducted from the condensed unaudited interim consolidated statements of cash flows.

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. With the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the launch of the 5 and 40 mg strengths in November 2017, we expect sales of generic Focalin XR® to show some improvement longer term. However, due to continued competitive pressures, we expect net profit payments from this product to be negatively impacted for the next several quarters. As of August 31, 2018, the Company had a cash balance of $0.1 million. As of October 15, 2018, our cash balance was $0.1 million. On October 12, 2018, we entered into an Underwriting Agreement, pursuant to which we agreed to issue and sell, in an underwritten public offering 827,970 common shares and an aggregate of 16,563,335 pre-funded warrants exercisable into an aggregate of 16,563,335 common shares, together with common share purchase warrants to purchase up to an aggregate of 17,391,305 common shares. We also granted the Underwriter an option to purchase up to 2,608,695 additional common shares and/or additional warrants to purchase up to 2,608,695 additional common shares at a purchase price of $0.75 each, less the underwriting discount, to cover over-allotments (if any). The net proceeds to us from this offering will be approximately $11.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or $12.9 million if the underwriter’s option to purchase additional shares and/or warrants is exercised in full). We currently intend to use the net proceeds from this offering for general corporate purposes, which may include working capital, capital expenditures, research and development, accounts payable, and other commercial expenditures. The Company may need to obtain additional funding as we further the development of our product candidates. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, equity and/or debt financings and/or new strategic partnership agreements which fund some or all costs of product development. We intend to utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Oxycodone ER 505(b)(2), PODRASTM technology, additional 505(b)(2) product candidates for development in various indication areas and selected generic product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability.

On September 10, 2018, the Company completed a private placement financing of the 2018 Debenture in the principal amount of $0.5 million. The 2018 Debenture is due to mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and principal shareholders of our Company, provided us with the original $500,000 of the proceeds for the 2018 Debenture.

Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. The Company currently expects to repay the current outstanding principal amount of $1,350,000 on or about April 1, 2019, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern, realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the Purdue litigation and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

As at August 31, 2018 the Company has 4,353,678 common shares issued and outstanding, which is an increase of 883,227 when compared to November 30, 2017. The number of shares outstanding increased as a result of the completion of the registered direct offerings of an aggregate of 883,333 common shares in March 2018. The number of options outstanding as of August 31, 2018 is 558,484, a decrease of 24,327 from November 30, 2017, due to the expiry of 15,827 options and forfeiting of 8,500 options during the nine months ended August 31, 2018. The warrants outstanding as of August 31, 2018 represent 824,570 common shares issuable upon the exercise of 963,309 outstanding warrants, which represents an increase of 249,658 common shares (426,789 warrants) from November 30, 2017, due to the issuance of 485,832 warrants to purchase 485,832 common shares and the expiry of 236,174 warrants to purchase 59,043 common shares during the nine months ended August 31, 2018. There were no warrants exercised during the nine months ended August 31, 2018. The number of deferred share units outstanding as of August 31, 2018 is 10,279, an increase of 866 from November 30, 2017. As of October 15, 2018, the number of shares outstanding is 4,353,678.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that we will encounter difficulty raising liquid funds to meet our commitments as they fall due. In meeting our liquidity requirements, we closely monitor our forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates. Due to the fact that our cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects us to credit risk. We provide an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

We are also exposed to credit risk at period end from the carrying value of our cash. We manage this risk by maintaining bank accounts with a Canadian Chartered Bank. Our cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. We had no foreign currency hedges or other derivative financial instruments as of August 31, 2018. We did not enter into financial instruments for trading or speculative purposes and we do not currently utilize derivative financial instruments.

We have balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by us versus the U.S. dollar would affect our loss and other comprehensive loss by $0.1 million.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $5.5 million at August 31, 2018 from November 30, 2017, mainly a result of an increase in accounts payable and decrease in cash, partially offset by an increase in prepaid expenses and inventory. We are actively exploring partnership opportunities for both currently approved and yet-to-be-approved products, as well as potential international partnership opportunities for both existing and future products. While the Company has some flexibility with its level of expenditures, our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

As a R&D company, Intellipharmaceutics is eligible to receive investment tax credits from various levels of government under the SR&ED incentive programs. Depending on the financial condition of our operating subsidiary Intellipharmaceutics Corp., R&D expenses in any fiscal year could be claimed. Eligible R&D expenses included salaries for employees involved in R&D, cost of materials, equipment purchase as well as third party contract services. This amount is not a reduction in income taxes but a form of government refundable credits based on the level of R&D that the Company carries out.

Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019.The Company currently expects to repay the current outstanding principal amount of $1,350,000 on or about April 1, 2019, if the Company then has cash available.

CAPITAL EXPENDITURES

Total cash capital expenditures in the three and nine months ended August 31, 2018 were $15,358 and $99,690 compared to $306,083 and $1,825,698 in the three and nine months ended August 31, 2017. Capital expenditures in fiscal 2017 related primarily to the purchase of plant and production equipment required to support our generic Seroquel XR® launch. We anticipate limited investment in fixed assets and equipment over the next several months due to the acceleration of product commercialization activities, the extent of which will depend on cash availability.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Operating lease obligations relate to the lease of premises for the combined properties, comprising the Company’s premises that it currently operates from at 30 Worcester Road as well as the adjoining property at 22 Worcester Road, which is indirectly owned by the same landlord, which will expire in November 2020 with a 5 year renewal option. The Company also has an option to purchase the combined properties up to November 30, 2020 based on a fair value purchase formula but does not currently expect to exercise this option in 2018.

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	5,857,726	-	-	-	-	5,857,726
Accrued liabilities	741,875	-	-	-	-	741,875
Related parties
Employee costs payable	216,926	-	-	-	-	216,926
Convertible debenture (Note 5)	1,363,750	-	-	-	-	1,363,750
	8,180,277	-	-	-	-	8,180,277

CONTINGENCIES AND LITIGATION

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at August 31, 2018, and continuing as at October 15, 2018, we are not aware of any pending or threatened material litigation claims against us, other than as described below.

In November 2016, we filed an NDA for our Oxycodone ER product candidate, relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue Pharma L.P.'s file for its OxyContin® extended release oxycodone hydrochloride. Our Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification.

On April 7, 2017, we received notice that the Purdue litigation plaintiffs had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of our NDA filing for Oxycodone ER, alleging that our proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, we received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against us adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018 the court issued an order to sever 6 “overlapping” patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. We believe that we have non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to dismiss the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay. Infringement claims related to this patent have been dismissed without prejudice.

On October 4, 2018, the parties to the case mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York asserting claims under the federal securities laws against us and two of our executive officers on behalf of a putative class of purchasers of our securities. In a subsequent order, the Court consolidated the three actions under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.), appointed lead plaintiffs in the consolidated action, and approved lead plaintiffs’ selection of counsel. Lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, lead plaintiffs purport to assert claims on behalf of a putative class consisting of purchasers of our securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper. On March 30, 2018, we filed a motion to dismiss in response to the claim. A response by the plaintiffs was filed on May 31, 2018. A reply in support of the motion to dismiss was filed by the Company on June 29, 2018. We intend to vigorously defend against the claims asserted in the consolidated action.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of the 2013 Debenture. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and principal shareholders of our Company, provided us with the original $1.5 million of the proceeds for the 2013 Debenture. In December 2016, a principal repayment of $150,000 was made on the 2013 Debenture and the maturity date was extended until April 1, 2017. Effective September 28, 2017, the maturity date for the 2013 Debenture was further extended to October 1, 2018. Effective October 1, 2018, the maturity date for the 2013 Debenture was further extended to April 1, 2019.The Company currently expects to repay the current outstanding principal amount of $1,350,000 on the 2013 Debenture on or about April 1, 2019, if the Company then has cash available.

On September 10, 2018, the Company completed a private placement financing of the 2018 Debenture. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, may be prepaid at any time at our option, and is convertible into Common Shares at any time prior to the maturity date at a conversion price of $3.00 per Common Share at the option of the holder. Drs. Isa and Amina Odidi, who are directors, executive officers and principal shareholders of our Company, provided us with the original $500,000 of proceeds for the 2018 Debenture. The maturity date for the 2018 Debenture is September 1, 2020.

To the Company’s knowledge, Armistice Capital Master Fund, Ltd. and/or its affiliates (collectively “Armistice”), currently a holder of in excess of 10% of the Company’s outstanding Common Shares, participated in (i) a registered direct offering in October 2017, pursuant to a placement agent agreement dated October 10, 2017 between the Company and H.C. Wainwright, and (ii) the registered direct offerings completed in March 2018, pursuant to placement agent agreements dated March 12, 2018 and March 18, 2018 between the Company and H.C. Wainwright; and Armistice is participating in the October 2018 Offering.

The Company’s Corporate Governance Committee, made up of independent directors, oversees any potential transaction and negotiation that could give rise to a related party transaction or create a conflict of interest, and conducts an appropriate review.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of August 31, 2018. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of August 31, 2018.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of August 31, 2018.

In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Management has completed the business risk and information technology components and is working towards completion of controls over financial reporting as well as fraud risk. We expect the transition to the new framework to continue for the remainder of fiscal 2018. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Changes in Internal Control over Financial Reporting

During the three and nine months ended August 31, 2018, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of August 31, 2018, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a R&D company that received final FDA approval of our once daily generic Focalin XR® capsules for the 15 and 30 mg strengths in November 2013. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on its timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and received final approval from the FDA for our generic

Keppra XR® for the 500 and 750 mg strengths, final approval from the FDA for our generic Glucophage XR® in the 500 and 750 mg strengths and of our generic Seroquel XR® which is partnered with Mallinckrodt, the majority of the products in our pipeline are at earlier stages of development. We are exploring licensing and commercial alternatives for our generic Keppra XR® and generic Glucophage XR® product strengths that have been approved by the FDA. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly, the Company cautions the reader not to rely on reported financial information and forward-looking statements to predict actual future results. This document and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

Since we commenced operations, we have incurred accumulated losses through August 31, 2018. We had an accumulated deficit of $81,836,427 as of August 31, 2018 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

Our business requires substantial capital investment in order to conduct the R&D, clinical and regulatory activities necessary and to defend against patent litigation claims in order to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the Purdue litigation and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as failure to secure requested product labeling approvals, requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. In addition, the possibility of a patent infringement suit, such as the Purdue litigation, regarding one or more of our product candidates could delay final FDA approval of such candidates and materially adversely affect our ability to market our products. Even if we are found not to infringe Purdue’s or any other plaintiff’s patent claims or the claims are found invalid or unenforceable, defending any such infringement claims could be expensive and time-consuming and could distract management from their normal responsibilities. If we fail to achieve one or more of our planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-1 and F-3, as amended or supplemented (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-1 and F-3, as amended or supplemented (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.